As filed with the Securities and Exchange Commission on July 21, 2026

Registration No. 333 -

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

QTREX QUANTUM LTD.

(Exact name of registrant as specified in its charter)

State of Israel	Not applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2 Ilan Ramon St.

Ness-Ziona, 7403635 Israel

(Address of Principal Executive Offices)

QTREX QUANTUM LTD.

Amended and Restated 2019 Equity Incentive Plan

(Full title of the plan)

Puglisi & Associates

850 Library Ave., Suite 204, Newark, DE 19711

Tel: (302) 738-6680

(Name, Address and Telephone Number of Agent for Service)

COPIES TO:

Oded Har-Even, Esq. Ron Ben-Bassat, Esq. Sullivan & Worcester LLP 1251 Avenue of the Americas New York, NY 10020 Tel: (212)-660-3000	Adv. Reut Alfiah Adv. Gal Cohen Sullivan & Worcester Tel-Aviv (Har-Even & Co.) 28 HaArba’a St. HaArba’a Towers North Tower, 14th floor Tel-Aviv, Israel 6473925 Tel: +972 74-758-0480

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE

On August 5, 2021, Qtrex Quantum Ltd., or the Registrant or the Company, filed a Registration Statement on Form S-8 (File No. 333-259057), or the Original Registration Statement, with the Securities and Exchange Commission, or the SEC, to register an aggregate of 4,180,898 ordinary shares, no par value per share, of the Company, or the Ordinary Shares, that may be issued pursuant to the Company’s 2019 Equity Incentive Plan, or the 2019 Plan. On March 15, 2024, the Company filed an additional Registration Statement on Form S-8 (File No. 333-277980) with the SEC to register an additional 2,997,671 Ordinary Shares that may be issued pursuant to the 2019 Plan. On March 5, 2025, the Company filed an additional Registration Statement on Form S-8 (File No. 333-285565) with the SEC to register an additional 3,000,000 Ordinary Shares that may be issued pursuant to the 2019 Plan. On September 10, 2025, the Company filed an additional Registration Statement on Form S-8 (File No. 333-290162) with the SEC to register an additional 1,184,910 Ordinary Shares that may be issued pursuant to the 2019 Plan. On January 6, 2026, the Company filed an additional Registration Statement on Form S-8 (File No. 333-292592) with the SEC to register an additional 512,498 Ordinary Shares that may be issued pursuant to the 2019 Plan.

The 2019 Plan was originally adopted by the board of directors of the Company in November 2019, amended in September 2021, and further amended and restated in March 2025, or the Amended and Restated 2019 Plan.

The Company is filing this Registration Statement on Form S-8, or this Registration Statement, to register an additional 3,834,244 Ordinary Shares reserved for issuance in connection with securities awards which may hereafter be granted under the Amended and Restated 2019 Plan.

Pursuant to General Instruction E to Form S-8, the contents of the Original Registration Statement are incorporated herein by reference, except for Items 3 and 8 of Part II of the Original Registration Statement, which are being updated by this Registration Statement.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The information specified in Item 1 and Item 2 of Part I of Form S-8 is omitted from this Registration Statement. The documents containing the information specified in Part I of Form S-8 will be delivered to the participants in the Plan covered by this Registration Statement as specified by Rule 428(b)(1) under the Securities Act of 1933, as amended, or the Securities Act.

PART II

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents filed by the Company with the SEC are incorporated by reference into this Registration Statement:

●	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on March 26, 2026;

●	Our Reports on Form 6-K furnished on March 26, 2026 (with respect to the first paragraph, the bullet points under the sections titled “Recent Business and Operational Highlights,” the section titled “Full Year 2025 Financial Highlights” and “Forward-Looking Statement Disclaimer” and the financial statements in the press release attached therewith as Exhibit 99.1), March 31, 2026, April 6, 2026, April 6, 2026, April 13, 2026 (with respect to the first, second, third and fifth paragraphs, as well as the section titled “Forward-Looking Statement Disclaimer,” of the press release attached therewith as Exhibit 99.1), April 14, 2026 (with respect to the first three paragraphs of the press release attached thereto as Exhibit 99.1), April 15, 2026, April 16, 2026, April 16, 2026 (with respect to the first, second, third and fifth paragraphs, as well as the section titled “Forward-Looking Statement Disclaimer,” of the press release attached thereto as Exhibit 99.1), April 28, 2026, April 30, 2026, (with respect to the first four and seventh paragraphs and the section titled “Forward-Looking Statements” of the press release attached thereto as Exhibit 99.1), May 1, 2026, May 6, 2026, May 11, 2026, May 18, 2026, May 19, 2026, May 28, 2026, June 1, 2026, June 1, 2026 (with respect to the first, second, third and fifth paragraphs and the section titled “Forward-Looking Statements” in the press release attached thereto as Exhibit 99.1), June 9, 2026 (with respect to the first three paragraphs and the section titled “Forward-Looking Statements” in the press release attached thereto as Exhibit 99.1), June 11, 2026, June 18, 2026 (with respect to the first four paragraphs and the section titled “Forward-Looking Statements” in the press release attached thereto as Exhibit 99.1), July 1, 2026 (with respect to the first four paragraphs and the section titled “Forward-Looking Statements” in the press release attached thereto as Exhibit 99.1), July 14, 2026 (with respect to the first four paragraphs and the section titled “Forward-Looking Statements” in the press release attached thereto as Exhibit 99.1); July 17, 2026 (with respect to the first three paragraphs and the section titled “Forward-Looking Statements” in the press release attached thereto as Exhibit 99.1); and

●	The description of our securities contained in Exhibit 2.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on March 26, 2026.

In addition to the foregoing, all documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act and all reports on Form 6-K subsequently filed by the Registrant which state that they are incorporated by reference herein, prior to the filing of a post-effective amendment which indicates that all securities offered hereunder have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents and reports.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification

The Israeli Companies Law, 5759-1999, or the Companies Law, and the Israeli Securities Law, 5728-1968, or the Securities Law, provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceedings of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	to events that in the opinion of the board of directors can be foreseen based on the company’s activities at the time that the undertaking to indemnify is made; and

●	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

We entered into indemnification agreements with all of our directors and with all members of our senior management. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

Insurance

Under the Companies Law, a company may obtain insurance for any of its office holders against the following liabilities incurred due to acts he or she performed as an office holder, if and to the extent provided for in the company’s articles of association:

●	breach of his or her duty of care to the company or to another person, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and

●	a financial liability imposed upon him or her in favor of another person.

We currently have directors’ and officers’ liability insurance, providing coverage of $7 million for the benefit of our company and all of our directors and officers with additional excess coverage of $2.5 million for the benefit of the directors and officers, in respect of which we paid a twelve-month premium of approximately $217,000, which expires in July 2027.

Exemption

Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exemption is included in its articles of association. Our amended and restated articles of association provide that we may exempt, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exemption from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest. Subject to the aforesaid limitations, under the indemnification agreements, we exempt and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that the Company may not exempt or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exemption) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exemption, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholders’ approval and may be approved by only the compensation committee (and, in case a controlling shareholder is an office holder, the board of directors as well), if the engagement terms are determined in accordance with the company’s compensation policy that was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.

Our amended and restated articles of association permit us to exempt (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

Item 8.	Exhibits.
4.1	Amended and Restated Articles of Association of Qtrex Quantum. Ltd. (formerly Inspira Technologies Oxy B.H.N. Ltd.) (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K (File No. 001-40303) filed on December 20, 2021).

5.1*	Opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.)

23.1*	Consent of Ziv Haft, member firm of BDO, independent registered public accounting firm.

23.2*	Consent of Sullivan & Worcester Tel Aviv (Har-Even & Co.) (included in the opinion filed as Exhibit 5.1 to this Registration Statement)

24.1*	Power of Attorney (included on signature page)

99.1	Amended and Restated Qtrex Quantum Ltd.2019 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Form S-8 (File No. 333-285565) filed on March 5, 2025).

107*	Filing Fee Table.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement on Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized, in Ness-Ziona, Israel, on July 21, 2026.

Qtrex Quantum Ltd.

By:	/s/ Dagi Ben-Noon
	Name:	Dagi Ben-Noon
	Title:	Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

We, the undersigned officers and directors of Qtrex Quantum. Ltd., hereby severally constitute and appoint Dagi Ben-Noon and Yafit Tehila, and each of them individually, our true and lawful attorney to sign for us and in our names in the capacities indicated below any and all amendments or supplements, including any post-effective amendments, to this Registration Statement on Form S-8 and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming our signatures to said amendments to this Registration Statement signed by our said attorney and all else that said attorney may lawfully do and cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-8 has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Dagi Ben-Noon	Chief Executive Officer and Director	July 21, 2026
Dagi Ben-Noon	(Principal Executive Officer)

/s/ Yafit Tehila	Chief Financial Officer	July 21, 2026
Yafit Tehila	(Principal Financial and Accounting Officer)

/s/ Tal Parnes	Chairman of the Board of Directors	July 21, 2026
Tal Parnes

/s/ Lior Amit	Director	July 21, 2026
Lior Amit

/s/ Sivan Matza	Director	July 21, 2026
Sivan Matza

/s/ Shlomit Cappel - Ram	Director	July 21, 2026
Shlomit Chappel -Ram

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act, the undersigned, Puglisi & Associates, the duly authorized representative in the United States of Qtrex Quantum. Ltd., has signed this Registration Statement on Form S-8 on July 21, 2026.

Puglisi & Associates

Authorized U.S. Representative

/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director